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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLD AMERICA EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WASHINGTON AVE SOUTH, ATTENTION:COMPLIANCE
(No. and Street)

MINNEAPOLIS (City) MN (State) 55401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW DUFFY 770-618-3885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

90 WOODBRIDGE CENTER DR., 4TH FLOOR (Address) WOODBRIDGE (City) NJ (State) 07095 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW DUFFY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLD AMERICA EQUITIES, INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA PUNTER
MY COMMISSION EXPIRES
JULY 31 2024
COBB COUNTY, GA
NOTARY PUBLIC

Matthew K Duffy Digitally signed by Matthew K Duffy Date: 2021.02.15 13:12:41 -05'00'

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Pat Punter

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLD America Equities, Inc.
Statement of Financial Condition
December 31, 2020

Contents



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Director and Stockholders
SLD America Equities, Inc.
Windsor, CT 06095

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of SLD America Equities, Inc (the "Company") formerly known as Voya America Equities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2020.

New York, NY

February 26, 2021

SLD America Equities, Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	1,951,090
Receivable from affiliates		102,593
Accounts receivable, net of allowance of $8,228		10,116
Prepaid expenses		19,514
Other assets		3,485
Total assets	$	2,086,798
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	67,203
Payable to affiliates		53,070
Total liabilities		120,273
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($1.00 par value; 250,000 shares authorized; 150,000 issued and outstanding)		150,000
Additional paid-in capital		2,031,967
Accumulated deficit		(215,442)
Total stockholder's equity		1,966,525
Total liabilities and stockholder's equity	$	2,086,798

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

The business of SLD America Equities, Inc. (the "Company"), formerly known as Voya America Equities, Inc., is to serve as principal underwriter for affiliated and third party insurance companies issuing and administering variable life policies and variable annuity contracts funded by interests in separate accounts established by such companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a broker-dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable, to conduct business. The Company is a wholly-owned subsidiary of Security Life of Denver Insurance Company ("SLD" or "Parent").

The Company's securities activities are limited to variable life insurance and variable annuities. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 (k)(1).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit with financial institutions.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Revenue Recognition

Commission revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties. Commissions represent revenue earned by the Company in its role as wholesale distributor of variable life and variable annuity products. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than

one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Commission receivables of $57,087 are included in Receivables from affiliates on the Statement of Financial Condition as of December 31, 2020.

Commission expense is recognized when the variable life policies and annuity contracts are issued, or when additional premiums are received on previously issued policies, which is the time at which they are earned.

Adoption of New Pronouncements

Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") which:

- Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments,
- Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

In addition the FASB issued various amendments during 2018, 2019, and 2020 to clarify the provisions of ASU 2016-13. The Company adopted the provisions of ASU 2016-13 on January 1, 2020 using the modified retrospective approach. The adoption had no impact on the Company's financial statements.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit). Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Since all revenues and expenses of the Company are shared with related parties as described in Footnote 4, the Company reports no income; resulting in no tax expense, deferred tax assets or deferred tax liabilities.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2018 through 2020, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

4. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by SLD, ReliaStar Life Insurance Company ("RLI"), and ReliaStar Life Insurance Company of New York ("RLNY"), affiliates of the Company. The Company receives all of its commission revenue from the affiliated insurance companies.

The Company received revenue from affiliates through a distribution fee. Distribution fees receivables of $45,506 are included in Receivables from affiliates on the Statement of Financial Condition.

Operating expenses of the Company are incurred pursuant to an expense sharing agreement with affiliates.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2020 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is, from time to time, party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2020, the

aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 12 to 1.

As of December 31, 2020, the Company had net capital of $1,838,906, which was $1,830,888 in excess of its required net capital of $8,018. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was .07 to 1.

8. Subsequent Events

On January 4, 2021, Resolution Life Colorado Inc., a Colorado corporation and a direct, wholly owned subsidiary of Resolution Life U.S. Holdings Inc., acquired Security Life of Denver Insurance Company, the Company's parent, from Voya Financial, Inc. as part of a larger transaction pursuant to which Resolution Life U.S. Holdings Inc. acquired substantially all of Voya Financial, Inc.'s individual life insurance and legacy annuities business. As a result of this transaction, the Company is now wholly owned, indirect subsidiary of Resolution Life Colorado Inc.

Management has evaluated the possibility of subsequent events through the date the financial statements were issued. Management has determined that there are no other material events that would require adjustment to or disclosure in the Company's financial statements.

9. Risks and Uncertainties

The Company has not been materially impacted by the global outbreak of COVID-19. The extent to which COVID-19 could potentially impact the Company's business operations will depend on future developments, which are highly uncertain and cannot be predicted including the scope and duration of the pandemic, macroeconomic conditions, and actions taken by the governmental authorities in response to the pandemic.